SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Alitalia Request Authorization to Implement Codeshare Agreement

São Paulo, July 23, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America has requested authorization from the Italian and Brazilian governments to implement codeshare procedures (flight sharing) with Alitalia. The agreement will ensure improved access to connections between Brazil and Europe for clients of both companies.

Initially, the agreement will allow Alitalia, an Italian airline with more than 14 flights per week from Rome to São Paulo and Rio de Janeiro, to include its codes on GOL flights, permitting connections with various other Brazilian destinations.

“We actively seek codeshare agreements that generate even more benefits for our clients, and the alliance with Alitalia will do precisely that,” declared Paulo Kakinoff, GOL’s CEO. “We are extremely pleased to be joining forces with one of Europe’s biggest airlines.”

The companies also plan to offer members of GOL’s SMILES and Alitalia’s MilleMiglia relationship programs the possibility of accumulating and redeeming miles on all eligible flights operated by the two airlines.

ABOUT ALITALIA

Alitalia Compagnia Aerea Italiana is a private-sector company which operated, in the 2012-2013 winter season, more than 4,200 flights per week to 79 destinations, 22 of which in Italy and 57 abroad. It carried 25 million passengers in 2011 and maintains a fleet of 142 aircraft (February 2013). Alitalia’s network is concentrated in seven hubs: Rome Fiumicino, Milan Linate, Milan Malpensa, Turin, Venice, Naples and Catania. Since 2012 and the beginning of 2013, it expanded its network with new connections from Rome Fiumicino to Zurich, Abu Dhabi, Yerevan, Fortaleza and Prague. Alitalia is a member of the Skyteam global alliance and, in 2010, joined the Air France-KLM Group and Delta Airlines as a member of the airline industry’s leading transatlantic joint venture, giving passengers privileged access to the world’s largest transatlantic network, with more flights, competitive prices and a unified service on all transatlantic flights. In 2012, Alitalia won the Best Airline Cuisine award for the quality of its on-board service for the third consecutive year.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A

GOL and Alitalia Request Authorization to Implement Codeshare Agreement

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.